SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date: February 27, 2013

FEMSA Wraps Up 2012 with Double-Digit

Operating Income Growth Across Operations

Monterrey, Mexico, February 27, 2013 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the fourth quarter and full year 2012 under International Financial Reporting Standards (“IFRS”).

Fourth Quarter 2012 Highlights:

•	FEMSA consolidated total revenues and income from operations grew 11.8% and 24.9%, respectively, compared to the fourth quarter of 2011. On an organic basis total revenues and income from operations grew 9.0% and 22.4%, respectively.

•	Coca-Cola FEMSA total revenues and income from operations increased 10.4% and 29.5%, respectively, compared to the fourth quarter of 2011. On an organic basis total revenues and income from operations grew 6.0% and 26.0%, respectively.

•	FEMSA Comercio achieved total revenues growth of 15.6% and income from operations growth of 17.0% compared to 2011, driven by new store openings and 7.5% growth in same-store sales.

2012 Full Year Highlights:

•	FEMSA consolidated total revenues and income from operations grew 18.2% and 19.4%, respectively, compared to 2011 driven by Coca-Cola FEMSA and FEMSA Comercio. On an organic basis total revenues and income from operations grew 13.2% and 14.8%, respectively.

•	Coca-Cola FEMSA total revenues and income from operations increased 19.9% and 19.4%, driven by double-digit growth in both of its operating divisions, including the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico. On an organic basis total revenues and income from operations grew 11.6% and 13.3%, respectively.

•	FEMSA Comercio continued its pace of strong floor space growth by opening 1,040 net new stores in 2012. Same-store sales rose 7.7% and income from operations increased 22.7% compared to 2011.

•	Ordinary dividend of Ps. 6.684 billion proposed by FEMSA’s Board of Directors, to be paid in 2013 subject to approval at the annual shareholders meeting in March 2013, representing an increase of 7.8% over the dividend paid in the prior year and 45.3% over the dividend paid in 2011.

José Antonio Fernández Carbajal, Chairman and CEO of FEMSA, commented: “2012 was an eventful year for FEMSA. There were a couple of “firsts” that we should talk about: For the first time, Coca-Cola FEMSA is venturing beyond Latin America through the acquisition of a 51% interest in the Coca-Cola bottling operations in the Philippines. And for the first time, FEMSA Comercio entered the drugstore business through the acquisition of a controlling stake in Farmacias Yza in the Southeast of Mexico. These are transactions that fit well into our long-term strategy, and they are enabled by the skills and capabilities that our operators have developed in our core businesses over many years. These are exciting opportunities that we are very keen to pursue.

There were other important news in 2012 that marked a continuation of trends. The transaction with Grupo Yoli in the Mexican state of Guerrero came on the heels of the previous three transactions with Grupo Tampico, CIMSA and Foque. The Coca-Cola System’s acquisition of Santa Clara as an entry into the high-value-added dairy industry in Mexico was a logical next step once we gained some experience in the dairy industry with Estrella Azul in Panama. And at FEMSA Comercio, reaching and surpassing the milestone of 10,000 stores in Mexico was a remarkable achievement. So again, we are executing on the long term strategy, taking focused and consistent steps.

But none of this would be possible or reasonable if it were not for the fact that our core operations, across our markets, continue to grow and perform in very solid fashion driven by our outstanding team. In 2012 our consolidated revenues and income from operations increased by double digits even before considering any acquisitions, and our operating margin was stable in spite of a tough raw material environment at Coca-Cola FEMSA during the first half of the year.

As you can tell, we are excited and optimistic about the year that begins and about the future of our company, even in the face of the many challenges that are always ahead. We hope you come along for the journey.”

FEMSA Consolidated

Total revenues increased 11.8% compared to 4Q11, to Ps. 63.436 billion in 4Q12. Coca-Cola FEMSA and FEMSA Comercio drove the growth in consolidated revenues. On an organic basis total revenues increased 9.0% compared to 4Q11.

For the full year of 2012, consolidated total revenues increased 18.2% to Ps. 238.309 billion compared to 2011. On an organic basis, total revenues for 2012 increased 13.2% compared to 2011. This growth resulted from double-digit increases at Coca-Cola FEMSA and FEMSA Comercio.

Gross profit increased 14.8% compared to 4Q11, to Ps. 28.029 billion in 4Q12. Gross margin in 4Q12 increased 120 basis points compared to the same period in 2011 to 44.2% of total revenues, mainly driven by margin expansion at Coca-Cola FEMSA.

For the full year of 2012, gross profit increased 20.2% compared to 2011, to Ps. 101.300 billion. Gross margin increased 70 basis points compared to 2011 to 42.5% of total revenues, driven by margin expansion at Coca-Cola FEMSA and FEMSA Comercio.

Income from operations increased 24.9% as compared to 4Q11, to Ps. 9.735 billion in 4Q12. On an organic basis, income from operations increased 22.4% in 4Q12 compared to the same period in 2011. Consolidated operating margin increased 160 basis points compared to 4Q11, to 15.3% of total revenues, mainly driven by margin expansion at Coca-Cola FEMSA.

For the full year of 2012, income from operations increased 19.4% compared to 2011, to Ps. 29.227 billion. On an organic basis income from operations increased 14.8%. Our consolidated operating margin in 2012 increased 20 basis points compared to 2011 at 12.3% of total revenues.

2	February 27, 2013

Net consolidated income increased 67.9% compared to 4Q11 to Ps. 12.106 billion in 4Q12, mainly as a result of growth in FEMSA’s income from operations and by the net effect of non-recurring items, including the sale of Quimiproductos as communicated in 3Q12 as well as to an increase in FEMSA’s 20% participation in Heineken’s 4Q12 net income, driven by a non-cash exceptional gain related to the revaluation of certain equity interests held by Heineken in Asia. The effective income tax rate was 29.2% in 4Q12 compared to 31.6% in 4Q11.

For the full year of 2012, net consolidated income increased 34.2% compared to 2011, to Ps. 28.051 billion, driven by the growth in income from operations as well as to an increase in FEMSA’s 20% participation in Heineken’s 4Q12 net income, driven by a non-cash exceptional gain as described above.

Net majority income for 4Q12 resulted in Ps. 2.70 per FEMSA Unit1. Net majority income per FEMSA ADS was US$ 2.08 for the quarter. For the full year of 2012, net majority income per FEMSA Unit1 was Ps. 5.79 (US$ 4.46 per ADS).

Capital expenditures amounted to Ps. 6.207 billion in 4Q12, reflecting incremental investments mainly at Coca-Cola FEMSA. For the full year of 2012, capital expenditures increased to Ps. 15.560 billion, reflecting incremental investments mainly at Coca-Cola FEMSA.

Our consolidated balance sheet as of December 31, 2012, recorded a cash balance of Ps. 38.116 billion (US$ 2.940 billion), an increase of Ps. 10.946 billion (US$ 844.4 million) compared to December 31, 2011. Short-term debt was Ps. 8.702 billion (US$ 671.3 million), while long-term debt was Ps. 27.574 billion (US$ 2.127 billion). Our consolidated net cash balance was Ps. 1.840 billion (US$ 141.9 million).

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release and available at www.coca-colafemsa.com.

FEMSA Comercio

Total revenues increased 15.6% compared to 4Q11, to Ps. 22.671 billion in 4Q12 mainly driven by the opening of 434 net new stores in the quarter, reaching 1,040 total net new store openings for the year. As of December 31, 2012, FEMSA Comercio had a total of 10,601 convenience stores, in line with the objective for 2012. Same-store sales increased an average of 7.5% for the quarter compared to 4Q11, reflecting a 4.8% increase in average customer ticket and a 2.5% increase in store traffic.

For the full year of 2012, total revenues increased 16.6% to Ps. 86.433 billion. FEMSA Comercio’s same-store sales increased an average of 7.7%, driven by a very balanced contribution of a 3.8% increase in store traffic and a 3.8% increase in average customer ticket.

Gross profit increased by 16.9% in 4Q12 compared to 4Q11, resulting in a 40 basis point gross margin expansion to 37.8% of total revenues. This increase reflects (i) a positive mix shift due to the growth of higher margin categories, (ii) a more effective collaboration and execution with our key supplier partners, including our achievement of certain sales objectives and the corresponding benefit accrued to us even though the impact was higher in the first nine months of the year as we have been smoothing out the curve, (iii) a more efficient use of promotion-related marketing resources, and (iv) a better execution of segmented pricing strategies across markets. For the full year of 2012, gross margin expanded by 60 basis points to 35.0% of total revenues.

1	FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2012 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3	February 27, 2013

Income from operations increased 17.0% over 4Q11 to Ps. 2.406 billion in 4Q12. Operating expenses increased 16.9% to Ps. 6.174 billion, reflecting the growing number of stores as well as incremental expenses relating to, among other things, the continued strengthening of FEMSA Comercio’s organizational and IT structure, and the development of specialized distribution routes aimed at enabling our prepared food initiatives. Operating margin expanded 10 basis points compared to 4Q11, to 10.6% of total revenues in 4Q12.

For the full year of 2012, income from operations increased 22.7% to Ps. 6.778 billion, resulting in an operating margin of 7.8%, which represents a 30 basis point expansion from the prior year.

Recent Developments

•	On November 9, 2012, FEMSA announced that its retail subsidiary, FEMSA Comercio, agreed to acquire a 75% stake in Farmacias YZA, a leading drugstore operator in Southeast Mexico, with the current shareholders staying as partners with the remaining 25%. Headquartered in Merida, Yucatan, Farmacias YZA currently operates 333 stores. FEMSA believes that it can contribute its significant expertise in the development of small-box retail formats to what is already a successful regional player in this industry. In turn, this transaction opens a new avenue for growth for FEMSA Comercio. The transaction is pending customary regulatory approvals and is expected to close in the first quarter of 2013.

CONFERENCE CALL INFORMATION:

Our Fourth Quarter and Full Year 2012 Conference Call will be held on: Thursday February 28, 2013, 12:00 PM Eastern Time (11:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (888) 523-1228; International: (719) 457-2661, Conference Id 7936534. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available at http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest bottler of Coca-Cola products in the world; in the retail industry through FEMSA Comercio, operating OXXO, the largest and fastest-growing chain of stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for Mexican Pesos as published by the Federal Reserve Bank of New York on December 31, 2012, which was 12.9635 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Five pages of tables and Coca-Cola FEMSA’s press release to follow.

4	February 27, 2013

FEMSA
Consolidated Income Statement
Millions of Pesos

	For the fourth quarter of:						For the twelve months of:
	2012 (A)	% of rev.	2011	% of rev.	% Var.	% Org (B)	2012 (A)	% of rev.	2011	% of rev.	% Var.	% Org (B)
Total revenues	63,436	100.0	56,741	100.0	11.8	9.0	238,309	100.0	201,540	100.0	18.2	13.2
Cost of sales	35,407	55.8	32,318	57.0	9.6		137,009	57.5	117,244	58.2	16.9
Gross profit	28,029	44.2	24,423	43.0	14.8		101,300	42.5	84,296	41.8	20.2
Administrative expenses	2,252	3.6	2,250	4.0	0.1		9,552	4.0	8,172	4.1	16.9
Selling expenses	15,577	24.6	13,654	24.0	14.1		62,086	26.0	50,685	25.1	22.5
Other Operating expenses (income), net (1)	465	0.7	725	1.3	(35.0)		435	0.2	955	1.5	(54.5)
Income from operations(2)	9,735	15.3	7,794	13.7	24.9	22.4	29,227	12.3	24,484	12.1	19.4	14.8
Other Non-Operating expenses (income)	(571)		275		N.A.		(345)		625		N.A.
Interest expense	759		653		16.2		2,506		2,302		8.9
Interest income	250		232		7.8		783		1,014		(22.8)
Foreign exchange loss (gain)	68		(277)		N.A.		176		(1,148)		N.A.
Other financial expenses (income), net.	6		(128)		N.A.		5		56		(91.1)
Financing expenses, net	583		16		N.A.		1,904		196		N.A.
Income before income tax and Participation in Heineken results	9,723		7,503		29.6		27,668		23,663		16.9
Income tax	2,843		2,370		20.0		7,949		7,618		4.3
Participation in Heineken results(3)	5,226		2,076		N.A.		8,332		4,856		71.6
Net consolidated income	12,106		7,209		67.9		28,051		20,901		34.2
Net majority income	9,661		5,466		76.7		20,707		15,332		35.1
Net minority income	2,445		1,743		40.3		7,344		5,569		31.9

	2012 (A)	% of rev.	2011	% of rev.	% Var.	% Org (B)	2012 (A)	% of rev.	2011	% of rev.	% Var.	% Org (B)
Operative Cash Flow & CAPEX
Income from operations	9,735	15.3	7,794	13.7	24.9	22.4	29,227	12.3	24,484	12.1	19.4	14.8
Depreciation	1,823	2.9	1,613	2.8	13.0		7,175	3.0	5,694	2.8	26.0
Amortization & other non-cash charges	294	0.5	689	1.3	(57.3)		1,278	0.5	1,320	0.7	(3.2)
Operative Cash Flow (EBITDA)	11,852	18.7	10,096	17.8	17.4	14.5	37,680	15.8	31,498	15.6	19.6	14.2
CAPEX	6,207		5,313		16.8		15,560		12,609		23.4

Financial Ratios	2012 (A)	2011	Var. p.p.
Liquidity(4)	1.56	1.53	0.03
Interest coverage(5)	23.28	23.98	(0.70)
Leverage(6)	0.41	0.37	0.04
Capitalization(7)	15.26%	13.27%	1.99

(A) We integrated the beverage divisions of Grupo Tampico, Grupo CIMSA and FOQUE in Coca-Cola FEMSA´s operations since October 2011, December 2011 and May 2012, respectively.

(B) % Org. represents the variation in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

(1) Other Operating expenses (income), net = Other Operating expenses (income) +(-) Equity method from operated associates.

(2) Income from operations = Gross profit - Administrative and selling expenses - Other operating expenses (income), net.

(3) Represents the equity method participation in Heineken´s results, net.

(4) Total current assets / total current liabilities.

(5) Income from operations + depreciation + amortization & other / interest expense, net.

(6) Total liabilities / total stockholders' equity.

(7) Total debt / long-term debt + stockholders' equity.

  Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

5	February 27, 2013

FEMSA
Consolidated Balance Sheet
Millions of Pesos

ASSETS	Dec-12	Dec-11	% Var.
Cash and cash equivalents	38,116	27,170	40.3
Accounts receivable	11,812	10,498	12.5
Inventories	16,345	14,360	13.8
Other current assets	9,182	7,955	15.4
Total current assets	75,455	59,983	25.8
Investments in shares	83,840	78,643	6.6
Property, plant and equipment, net	61,649	54,562	13.0
Intangible assets (1)	67,893	63,030	7.7
Other assets	7,105	7,144	(0.5)
TOTAL ASSETS	295,942	263,362	12.4

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	4,213	638	N.A.
Current maturities of long-term debt	4,489	4,935	(9.0)
Interest payable	207	216	(4.2)
Operating liabilities	39,607	33,536	18.1
Total current liabilities	48,516	39,325	23.4
Long-term debt (2)	27,574	22,981	20.0
Labor liabilities	3,675	2,584	42.2
Other liabilities	6,016	6,301	(4.5)
Total liabilities	85,781	71,191	20.5
Total stockholders’ equity	210,161	192,171	9.4
LIABILITIES AND STOCKHOLDERS’ EQUITY	295,942	263,362	12.4

	December 31, 2012
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	42.5%	6.4%
Dollars	50.5%	3.4%
Colombian pesos	3.3%	6.8%
Argentine pesos	2.6%	20.0%
Brazilian Reais	1.1%	7.9%
Total debt	100.0%	5.3%

Fixed rate(2)	44.5%
Variable rate(2)	55.5%

% of Total Debt	2013	2014	2015	2016	2017	2018+
DEBT MATURITY PROFILE	23.9%	15.2%	22.2%	7.1%	6.9%	24.7%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

6	February 27, 2013

Coca-Cola FEMSA
Results of Operations
Millions of Pesos

	For the fourth quarter of:						For the twelve months of:
	2012 (A)	% of rev.	2011	% of rev.	% Var.	% Org (B)	2012 (A)	% of rev.	2011	% of rev.	% Var.	% Org (B)
Total revenues	39,860	100.0	36,090	100.0	10.4	6.0%	147,739	100.0	123,224	100.0	19.9	11.6%
Cost of sales	21,045	52.8	19,648	54.4	7.1		79,109	53.5	66,693	54.1	18.6
Gross profit	18,815	47.2	16,442	45.6	14.4		68,630	46.5	56,531	45.9	21.4
Administrative expenses	1,364	3.4	1,348	3.7	1.2		6,217	4.2	5,140	4.2	21.0
Selling expenses	9,898	24.9	8,820	24.5	12.2		40,223	27.2	32,093	26.1	25.3
Other Operating expenses (income), net	329	0.8	696	1.9	(52.7)		234	0.2	906	0.7	(74.2)
Income from operations	7,224	18.1	5,578	15.5	29.5	26.0%	21,956	14.9	18,392	14.9	19.4	13.3%
Depreciation	1,244	3.1	1,098	3.0	13.3		5,078	3.4	3,850	3.1	31.9
Amortization & other non-cash charges	205	0.6	546	1.5	(62.5)		889	0.6	981	0.8	(9.4)
Operative Cash Flow	8,673	21.8	7,222	20.0	20.1	16.1%	27,923	18.9	23,223	18.8	20.2	12.9%
CAPEX	4,375		3,471		26.0		10,259		7,810		31.4

Sales volumes
(Millions of unit cases)
Mexico and Central America	476.3	58.6	366.7	56.8	29.9	3.6%	1,871.2	61.4	1,100.5	57.4	70.0	1.9%
South America	337.2	41.5	279.2	43.2	20.8	3.7%	1,175.0	38.6	815.9	42.6	44.0	3.2%
Total	813.5	100.0	645.9	100.0	25.9	3.6%	3,046.2	100.0	1,916.4	100.0	59.0	2.4%

(A) We integrated the beverage divisions of Grupo Tampico, Grupo CIMSA and FOQUE in Coca-Cola FEMSA´s operations since October 2011, December 2011 and May 2012, respectively.

(B) % Org. represents the variation in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

7	February 27, 2013

FEMSA Comercio
Results of Operations
Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2012	% of rev.	2011	% of rev.	% Var.	2012		% of rev.	2011		% of rev.	% Var.
Total revenues	22,671	100.0	19,620	100.0	15.6	86,433		100.0	74,112		100.0	16.6
Cost of sales	14,091	62.2	12,282	62.6	14.7	56,183		65.0	48,636		65.6	15.5
Gross profit	8,580	37.8	7,338	37.4	16.9	30,250		35.0	25,476		34.4	18.7
Administrative expenses	423	1.9	380	1.9	11.3	1,666		1.9	1,433		1.9	16.3
Selling expenses	5,674	25.0	4,794	24.5	18.4	21,686		25.2	18,353		24.8	18.2
Other Operating expenses (income), net	77	0.3	107	0.5	(28.0)	120		0.1	167		0.2	(28.1)
Income from operations	2,406	10.6	2,057	10.5	17.0	6,778		7.8	5,523		7.5	22.7
Depreciation	513	2.3	446	2.3	15.0	1,940		2.2	1,685		2.3	15.1
Amortization & other non-cash charges	115	0.5	142	0.7	(19.0)	276		0.4	298		0.3	(7.4)
Operative Cash Flow	3,034	13.4	2,645	13.5	14.7	8,994		10.4	7,506		10.1	19.8
CAPEX	1,565		1,413		10.7	4,708			4,187			12.4

Information of OXXO Stores
Total stores						10,601			9,561			10.9
Net new convenience stores	434		413		5.1	1,040	(2)		1,135	(2)		(8.4)

Same store data: (1)
Sales (thousands of pesos)	687.3		639.6		7.5	688.0			638.9			7.7
Traffic (thousands of transactions)	25.1		24.5		2.5	25.7			24.8			3.8
Ticket (pesos)	27.3		26.1		4.8	26.8			25.8			3.8

(1) Monthly average information per store, considering same stores with more than twelve months of operations.

(2) For the last twelve months for each period.

8	February 27, 2013

FEMSA
Macroeconomic Information

			End of period, Exchange Rates
	Inflation		Dec-12		Dec-11
	4Q 2012	LTM(1) December-12	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	1.31%	4.77%	13.01	1.0000	13.98	1.0000
Colombia	0.31%	3.08%	1,768.23	0.0074	1,942.70	0.0072
Venezuela	3.71%	18.02%	4.30	3.0256	4.30	3.2509
Brazil	1.42%	5.28%	2.04	6.3666	1.88	7.4521
Argentina	2.59%	10.01%	4.92	2.6454	4.30	3.2478
Euro Zone	0.59%	2.61%	0.76	17.1182	0.77	18.0454

(1) LTM = Last twelve months

9	February 27, 2013

2012 FOURTH-QUARTER AND FULL YEAR RESULTS

	Fourth Quarter				YTD
	2012	2011	Reported Δ%	Excluding M&A Effects Δ%(4)	2012	2011	Reported Δ%	Excluding M&A Effects Δ%(4)
Total Revenues	39,860	36,090	10.4%	6.0%	147,739	123,224	19.9%	11.6%
Gross Profit	18,815	16,442	14.4%		68,630	56,531	21.4%
Operating Income	7,224	5,578	29.5%	26.0%	21,956	18,392	19.4%	13.3%
Net Controlling Interest Income	4,324	3,211	34.7%		13,333	10,662	25.1%
Operative cash flow(1)	8,673	7,222	20.1%	16.1%	27,923	23,223	20.2%	12.9%
Net Debt (2)	6,680	10,188	-34.4%
Net Debt / Operative cash flow	0.24	0.44
Operative cash flow/ Interest Expense, net	18.24	20.87
Earnings per Share	6.62	5.72
Capitalization (3)	23.1%	20.3%
Expressed in millions of Mexican pesos.
(1) Operative cash flow = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
See reconciliation table on page 8 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) Total debt / (long-term debt + shareholders' equity)
(4) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

Reported total revenues reached Ps. 39,860 million in the fourth quarter of 2012, an increase of 10.4% as compared to the fourth quarter of 2011, mainly as a result of double-digit revenue growth in the Mexico & Central America division, including the integration of Grupo CIMSA and Grupo Fomento Queretano in our Mexican territories. Excluding the non-comparable effect of these territories in Mexico, total revenues increased 6.0%.
Reported consolidated operating income grew 29.5% to Ps. 7,224 million for the fourth quarter of 2012, driven by double-digit growth in both divisions and the integration of the new territories in Mexico. Our reported operating margin expanded 260 basis points to 18.1% in the fourth quarter of 2012. Excluding the non-comparable effect of Grupo CIMSA and Grupo Fomento Queretano, operating income grew 26.0%.
Reported consolidated net controlling interest income grew 34.7% to Ps. 4,324 million in the fourth quarter of 2012.

Mexico City (February 27, 2013), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the fourth quarter of 2012.

"Our territories across Latin America delivered double-digit top- and bottom-line growth building on the integration of the new franchises in Mexico and our operator’s ability to execute in the marketplace and leverage on our value driven commercial model. Capitalizing on our financial and operating flexibility, we continued to firmly advance on our strategy to grow through accretive mergers and acquisitions—from our mergers with the beverage divisions of Grupo Tampico, CIMSA, and Grupo Fomento Queretano, to our acquisition of a majority stake in Coca-Cola Bottlers Philippines, Inc., to our recently announced merger agreement with Grupo Yoli. Altogether, this marks five transactions in the Coca-Cola bottling system in the last 18 months. Entering 2013, I am confident that our growing family of more than 100,000 proud and passionate employees will enable us to transform our industry's arising challenges into opportunities. Working together, we will continue to deliver on our commitment to help people achieve healthy lifestyles through our proactive efforts to promote good nutrition, hydration, and regular physical activity. Simultaneously, we look forward to creating economic, social, and environmental value for all of our stakeholders," said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

February 27, 2013	Page 10

CONSOLIDATED RESULTS

Coca-Cola FEMSA is including the results of Grupo CIMSA as of December 2011 and Grupo Fomento Queretano as of May 2012 in the Company’s Mexico & Central America divisions’ operating results.

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS) and 2011 figures have been restated under these accounting standards.

Our reported total revenues increased 10.4% to Ps. 39,860 million in the fourth quarter of 2012, compared to the fourth quarter of 2011 mainly as a result of double-digit total revenue growth in the Mexico & Central America division, including the integration of Grupo CIMSA and Grupo Fomento Queretano in our Mexican operations(1). Excluding the non-comparable effects of Grupo CIMSA and Grupo Fomento Queretano in Mexico, total revenues grew 6.0%. On a currency neutral basis and excluding the recently merged territories in Mexico, total revenues grew 14.1%, driven by average price per unit case growth in almost every territory and volume growth mainly in Mexico, Colombia, Venezuela, and Brazil.

Reported total sales volume increased 10.6% to reach 810.1 million unit cases in the fourth quarter of 2012 as compared to the same period in 2011. Excluding the non-comparable effects of Grupo CIMSA and Grupo Fomento Queretano in Mexico(1), volumes increased 3.6% to reach 759.0 million unit cases. On the same basis, the still beverage category grew 13.5%, mainly driven by the performance of the Jugos del Valle line of business in Venezuela and Mexico. In addition and excluding the non-comparable effects, our sparkling beverage category grew 2.7% driven by 4% growth of brand Coca-Cola and our bottled water portfolio grew 22.3%. These increases compensated for a 3.9% decline in our bulk water business.

Our reported gross profit increased 14.4% to Ps. 18,815 million in the fourth quarter of 2012, as compared to the fourth quarter of 2011. Lower PET and sugar prices in most of our territories were partially compensated by the depreciation of the average exchange rate of the Brazilian real(2) and the Argentine peso(2) as applied to our U.S. dollar-denominated raw material costs. As a result, reported cost of goods sold increased 7.1%. Reported gross margin reached 47.2%, an expansion of 160 basis points as compared to the fourth quarter of 2011.

As reported during the fourth quarter of 2011, we registered a write-off of certain non-productive assets, including production equipment, coolers, forklifts and returnable bottles and cases, mainly in our South America division. This effect was recorded in the other operative expenses, net line. During the fourth quarter of 2012, this line registered certain restructuring charges related to the integration of the new franchises in Mexico.

Our reported operating income increased 29.5% to Ps. 7,224 million in the fourth quarter of 2012, driven by double-digit operating income growth in both divisions, and including the integration of Grupo CIMSA and Grupo Fomento Queretano in Mexico(1). Our reported operating margin reached 18.1% in the fourth quarter of 2012, as compared with 15.5% in the same period of 2011, an expansion of 260 basis points. Excluding the non-comparable effects of Grupo CIMSA and Grupo Fomento Queretano in Mexico, operating income increased 26.0%. On the same basis, operating expenses increased in the fourth quarter of 2012, mainly as a result of higher labor costs in Venezuela and Brazil in combination with higher labor and freight costs in Argentina and continuous investment in marketing across our territories in Mexico. Additionally, as in previous quarters, we recorded additional expenses related to the development of information systems and commercial capabilities in connection with our commercial models across our territories, and certain investments related, among others, to the development of new lines of business and non-carbonated beverage categories.

Our comprehensive financing result in the fourth quarter of 2012 recorded an expense of Ps. 611 million as compared to an expense of Ps. 270 million in the same period of 2011. This difference was mainly driven by a foreign exchange loss as a result of the quarterly depreciation of the end-of-period exchange rate of the Mexican peso(2) as applied to a higher US dollar-denominated net debt position.

During the fourth quarter of 2012, income tax, as a percentage of income before taxes, was 32.5% as compared to 35.0% in the same period of 2011. The difference was mainly driven by the recording of a tax on shareholders equity in our Colombian subsidiary during 2011.

Our reported consolidated net controlling interest income grew 34.7% to Ps. 4,324 million in the fourth quarter of 2012. Earnings per share (EPS) in the fourth quarter of 2012 were Ps. 2.13 (Ps. 21.30 per ADS) computed on the basis of 2,030.5 million shares (each ADS represents 10 local shares).

(1)	Our Mexican operations include Grupo CIMSA’s results as of December, 2011 and Grupo Fomento Queretano’s results as of May, 2012
(2)	See page 12 for average and end of period exchange rates for the fourth quarter of 2012 and full year

February 27, 2013	Page 11

BALANCE SHEET

As of December 31, 2012, we had a cash balance of Ps. 23,234 million, including US$1,032 million denominated in U.S. dollars, an increase of Ps. 11,061 million compared to December 31, 2011. During the fourth quarter of 2012 we assumed US$700 million of bilateral short- and medium-term bank loans to fund our acquisition of 51% of Coca-Cola Bottlers Philippines, Inc. (CCBPI) from The Coca-Cola Company.

As of December 31, 2012, total short-term debt was Ps. 5,139 million and long-term debt was Ps. 24,775 million. Total debt increased by Ps. 7,553 million, compared to year end 2011. Net debt decreased Ps. 3,508 million compared to year end 2011. The Company’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 1,209 million.(1)

The weighted average cost of debt for the quarter was 5.6%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of December 31, 2012.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	40.1%	37.3%
U.S. dollars	52.7%	27.5%
Colombian pesos	3.9%	100.0%
Brazilian reals	0.3%	0.0%
Argentine pesos	3.1%	8.2%
(1)	After giving effect to interest rate swaps
(2)	Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2013	2014	2015	2016	2017	2018+
% of Total Debt	17.1%	17.7%	26.8%	8.3%	0.0%	30.0%

Consolidated Cash Flow

Starting the third quarter of 2012, Coca-Cola FEMSA encourages the reader to refer to the cash flow contained in our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This cash flow is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

We would like to remind the reader that this cash flow statement is presented on a historical basis, whereas the balance sheet included on page 9 of this press release is presented in nominal terms. Certain differences resulting from calculations performed with the information contained in the balance sheet may differ from items shown in the cash flow statement. These differences are presented separately as a part of the Translation Effect in the cash flow statement in accordance with International Financial Reporting Standards.

February 27, 2013	Page 12

MEXICO & CENTRAL AMERICA DIVISION OPERATING RESULTS (Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Coca-Cola FEMSA is including the results of Grupo CIMSA as of December 2011 and Grupo Fomento Queretano as of May 2012 in the Company’s Mexico & Central America divisions’ operating results.

Reported total revenues from our Mexico and Central America division increased 18.5% to Ps. 17,154 million in the fourth quarter of 2012, as compared to the same period in 2011, supported by the integration of Grupo CIMSA and Grupo Fomento Queretano in our Mexican operations(1). Excluding the non-comparable effects of Grupo CIMSA and Grupo Fomento Queretano in Mexico(1), total revenues grew 7.4%. On the same basis, increased average price per unit case, mainly reflecting selective price increases across our product portfolio, implemented over the past several months, accounted for 50% of incremental revenues. On a currency neutral basis and excluding the recently merged territories in Mexico, total revenues increased 8.1%.

Reported total sales volume increased 16.1% to 476.3 million unit cases in the fourth quarter of 2012, as compared to the fourth quarter of 2011. Excluding the non-comparable effects of Grupo CIMSA and Grupo Fomento Queretano in Mexico(1), volumes increased 3.6% to 425.2 million unit cases. On the same basis, sparkling beverage category grew 3.8% driven by a 4% growth of the Coca-Cola brand and the performance of the Sidral Mundet brand in Mexico. Still beverages grew 11.5% mainly driven by the Jugos del Valle line of products in Mexico, the performance of Powerade and Fuze Tea in the division and the performance of del Prado in Central America. Our bottled water portfolio grew 7.3%. These increases compensated for the 1.2% decline in the bulk water business.

Our reported gross profit increased 27.8% to Ps. 8,421 million in the fourth quarter of 2012 as compared to the same period in 2011. Reported cost of goods sold increased 10.7%. Reported gross margin reached 49.1% in the fourth quarter of 2012, an expansion of 360 basis points as compared with the same period of the previous year as a result of lower PET and sugar prices in combination with the average appreciation of the Mexican peso(2) as applied to our U.S. dollar-denominated raw material costs. Excluding the integration of the newly merged territories, gross margin expanded 390 basis points.

During the fourth quarter of 2012, the other operative expenses, net line we registered certain restructuring charges related to the integration of the new franchises in Mexico.

Reported operating income increased 32.8% to Ps. 3,185 million in the fourth quarter of 2012, compared to Ps. 2,398 million in the same period of 2011. Our reported operating margin was 18.6% in the fourth quarter of 2012, as compared with 16.6% in the same period of 2011, an expansion of 200 basis points. Excluding the non-comparable effects of Grupo CIMSA and Grupo Fomento Queretano in Mexico(1), operating income increased 24.6%. On the same basis, operating expenses increased mainly as a result of continuous investment in marketing across our territories in Mexico. Additionally, as in previous quarters, we recorded, additional expenses related to the development of information systems and commercial capabilities in connection with our commercial models and certain investments related, among others, to the development of new lines of business and non-carbonated beverage categories.

(1) Our Mexican operations include Grupo CIMSA’s results as of December, 2011 and Grupo Fomento Queretano’s results as of May, 2012

(2) See page 12 for average and end of period exchange rates for the fourth quarter of 2012 and full year

February 27, 2013	Page 13

SOUTH AMERICA DIVISION OPERATING RESULTS (Colombia, Venezuela, Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Reported total revenues were Ps. 22,706 million in the fourth quarter of 2012, an increase of 5.1% as compared to the same period of 2011, despite the negative translation effect as a result of the devaluation of the Brazilian real(1) and the Argentine peso(1). Excluding beer, which accounted for Ps. 1,069 million during the quarter, revenues increased 6.0% to Ps. 21,637 million. Excluding beer, higher volumes across our operations accounted for close to 61% of incremental revenues. On a currency neutral basis, total revenues increased 18.1% as a result of total revenue growth in every operation.

Reported total sales volume in our South America division increased 3.7% to 333.8 million unit cases in the fourth quarter of 2012 as compared to the same period of 2011, driven by volume growth in Colombia, Venezuela and Brazil, that more than compensated for a decline in volume in Argentina. The still beverage category grew 16.6%, mainly driven by the performance of the Jugos del Valle line of business in Venezuela and its continued success in Brazil. Our water portfolio, including bulk water, grew 18.9% and our sparkling beverage category increased 1.6% driven by 4% growth in brand Coca-Cola.

Reported gross profit reached Ps. 10,394 million, an increase of 5.5% in the fourth quarter of 2012, as compared to the same period of 2011. Lower cost of PET and sweeteners across the division, were partially offset by the depreciation of the average exchange rate of the Brazilian real(1) and the Argentine peso(1) as applied to our U.S. dollar-denominated raw material costs. As a result, reported cost of goods sold increased 4.7%. Reported gross margin reached 45.8% in the fourth quarter of 2012, an expansion of 20 basis points as compared to the same period of 2011.

As reported during the fourth quarter of 2011, we registered a write-off of certain non-productive assets, including production equipment, coolers, forklifts and returnable bottles and cases. This effect was recorded in the other operative expenses, net line.

Our reported operating income increased 27.0% to Ps. 4,039 million in the fourth quarter of 2012, compared to the same period of 2011. Reported operating expenses in the fourth quarter of 2012 increased 3.4%, mainly as a result of higher labor costs in Venezuela and Brazil, in combination with higher labor and freight costs in Argentina. Our reported operating margin was 17.8% in the fourth quarter of 2012, an expansion of 310 basis points, as compared with the same period of 2011.

(1) See page 12 for average and end of period exchange rates for the fourth quarter of 2012 and full year

February 27, 2013	Page 14

SUMMARY OF FULL-YEAR RESULTS

Our reported consolidated total revenues increased 19.9% to Ps. 147,739 million in 2012, as compared to the same period of 2011, as a result of double-digit total revenue growth in both divisions, and the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in our Mexican operations.(1) Excluding the non-comparable effects of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, total revenues grew 11.6%. On a currency neutral basis and excluding the recently merged territories in Mexico, total revenues increased 15.0% in 2012.

Reported total sales volume increased 15.0% to 3,046.2 million unit cases in 2012, as compared to the same period in 2011. Excluding the non-comparable effect of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, volumes grew 2.4% to 2,713.5 million unit cases. On the same basis, the sparkling beverage category grew 2.0%, mainly driven by the Coca-Cola brand, accounting for more than 65% of incremental volumes. The still beverage category grew 13.5%, mainly driven by the performance of the Jugos del Valle line of business in Mexico, Venezuela and Brazil, and the Del Prado line of business in Central America, representing close to 30% of incremental volumes. Our bottled water portfolio grew 10.0%. These increases more than compensated for a 4.1% decline in our bulk water business.

Our reported gross profit increased 21.4% to Ps. 68,630 million in 2012, as compared to the same period of 2011. Reported cost of goods sold increased 18.6% mainly of as a result of higher sweetener costs in Mexico during the first half of the year and the depreciation of the average exchange rate of the Brazilian real(2), the Argentine peso(2) and the Mexican peso(2) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.5%, a 60 basis points expansion for 2012, as compared to the same period of 2011.

At the end of 2011, we registered a write-off of certain non-productive assets, including production equipment, coolers, forklifts and returnable bottles and cases, mainly in our South America division. This effect was recorded in the other operative expenses, net line. During 2012, this line registered, among other net expenses, certain restructuring charges related to the integration of the new franchises in Mexico.

Our reported consolidated operating income increased 19.4% to Ps. 21,956 million in 2012, as compared to the same period of 2011, driven by double-digit operating income growth in both divisions, including the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico. Our reported operating margin was 14.9% in 2012, remaining flat as compared to the same period of 2011. Excluding the non-comparable effects of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico in Mexico, operating income grew 13.3%. On the same basis, operating expenses increased mainly as a result of higher labor costs in Venezuela and Brazil in combination with higher labor and freight costs in Argentina, and continued marketing investment to reinforce our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability across our territories. Additionally, during the year, we recorded additional expenses related to the development of information systems and commercial capabilities in connection with our commercial models, and certain investments related, among others, to the development of new lines of business and non-carbonated beverage categories.

Our consolidated net controlling interest income increased 25.1% to Ps. 13,333 million in 2012 as compared to the same period of 2011. Earnings per share (EPS) in 2012 were Ps. 6.62 (Ps. 66.15 per ADS) computed on the basis of 2,015.2 million shares(3) outstanding (each ADS represents 10 local shares).

(1) Our Mexican operations include Grupo Tampico’s results as of October, 2011, Grupo CIMSA’s results as of December, 2011 and Grupo Fomento Queretano’s results as of May, 2012

(2) See page 12 for average and end of period exchange rates for the fourth quarter of 2012 and full year

(3) According to International Financial Reporting Standards (IFRS), Earnings Per Share is computed on the basis of the weighted-average number of shares outstanding during the period. The weighted average number of shares is calculated based on the number of days within a reporting period that each share was outstanding, divided by the full length of that reporting period

February 27, 2013	Page 15

RECENT DEVELOPMENTS

On January 17, 2013, Coca-Cola FEMSA announced an agreement to merge its operations with Grupo Yoli, one of the oldest family-owned Coca-Cola bottlers in Mexico, operating mainly in the state of Guerrero as well as in parts of the state of Oaxaca. This merger agreement is subject to the completion of confirmatory legal, financial, and operating due diligence and to customary regulatory and corporate approvals. For additional information, please refer to the press release filed on such date on our website.
As of January 25, 2013, Coca-Cola FEMSA finalized the acquisition of 51% of Coca-Cola Bottlers Philippines, Inc. (CCBPI) from The Coca-Cola Company, for an amount of US$688.5 million in an all-cash transaction. The results of CCBPI will be recognized by Coca-Cola FEMSA using the equity method.
On February 13, 2013 Venezuela devalued its currency by 46.5% to 6.30 bolivars per US dollar from 4.30 bolivars per US dollar. We expect this event will have an effect on our financial results, increasing our operating costs, as a result of the exchange rate movement applied to our US dollar-denominated raw material cost, and reducing our Venezuelan operation results when translated into our reporting currency, the Mexican peso. According to accounting practices, the exchange rate that will be used to translate our financial statements as of February 2013, will be 6.30 bolivars per US dollar. Additionally, during 2013, as a consequence of the change in the Labor Law in Venezuela announced during 2012, and its changes to workweek length, our labor expenses will continue to be pressured. However we will continue to adapt our service models to the dynamics of the market.
On February 26, 2013, Coca-Cola FEMSA’s Board of Directors agreed to propose, for approval at the Annual Shareholders meeting to be held on March 5, 2013, an ordinary dividend of Ps. 5,950 million, to be paid in two installments during May and November of 2013. This proposed amount represents a dividend per share of approximately Ps. 1.45 for the first installment, computed on the basis of 2,030.5 million shares; and a dividend per share of approximately Ps. 1.45 for the second installment, computed on the basis of 2,072.9 million shares which include the 42.4 million shares to be issued to the shareholders of Grupo Yoli, if the merger of Grupo Yoli is approved. In the event that the referred merger of Grupo Yoli with Coca-Cola FEMSA is not approved, the dividend per share of approximately Ps. 1.45 per share will not be modified.

CONFERENCE CALL INFORMATION

Our fourth-quarter 2012 Conference Call will be held on February 27, 2013, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-573-4840 or International: 617-224-4326. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through March 5, 2013. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 88550577.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 60 bottling facilities and serves close to 315 million consumers through more than 2,500,000 retailers with more than 100,000 employees worldwide.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(5 pages of tables to follow)

February 27, 2013	Page 16

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	4Q 12	% Rev	4Q 11	% Rev	Reported Δ%	Excluding M&A Effects Δ%(5)	YTD 12	% Rev	YTD 11	% Rev	Reported Δ%	Excluding M&A Effects Δ%(5)
Volume (million unit cases) (2)	810.1		732.3		10.6%	3.6%	3,046.2		2,648.7		15.0%	2.4%
Average price per unit case (2)	47.58		47.38		0.4%	2.8%	47.27		45.29		4.4%	8.9%
Net revenues	39,612		35,897		10.3%		146,907		122,638		19.8%
Other operating revenues	248		193		28.5%		832		586		42.0%
Total revenues	39,860	100%	36,090	100%	10.4%	6.0%	147,739	100%	123,224	100%	19.9%	11.6%
Cost of goods sold	21,045	52.8%	19,648	54.4%	7.1%		79,109	53.5%	66,693	54.1%	18.6%
Gross profit	18,815	47.2%	16,442	45.6%	14.4%		68,630	46.5%	56,531	45.9%	21.4%
Operating expenses	11,262	28.3%	10,168	28.2%	10.8%		46,440	31.4%	37,233	30.2%	24.7%
Other operative expenses, net	329	0.8%	696	1.9%	-52.7%		234	0.2%	906	0.7%	-74.2%
Operating income (3)	7,224	18.1%	5,578	15.5%	29.5%	26.0%	21,956	14.9%	18,392	14.9%	19.4%	13.3%
Other non operative expenses, net	(75)		178		-142.1%		538		383		40.5%
Interest expense	606		523		15.9%		1,955		1,729		13.1%
Interest income	151		168		-10.1%		424		616		-31.2%
Interest expense, net	455		355		28.2%		1,531		1,113		37.6%
Foreign exchange loss	158		45		251.1%		(272)		(61)		345.9%
Loss (gain) on monetary position in Inflationary subsidiries	21		(34)		-161.8%		-		(61)		-100.0%
Market value gain on ineffective portion of derivative instruments	(23)		(96)		-76.0%		(13)		138		-109.4%
Comprehensive financing result	611		270		126.3%		1,246		1,129		10.4%
Income before taxes	6,688		5,130		30.4%		20,172		16,880		19.5%
Income taxes	2,175		1,795		21.2%		6,274		5,667		10.7%
Consolidated net income	4,513		3,335		35.3%		13,898		11,213		23.9%
Net controlling interest income	4,324	10.8%	3,211	8.9%	34.7%		13,333	9.0%	10,662	8.7%	25.1%
Net non-controlling interest income	189		124		52.4%		565		551		2.5%
Operating income (3)	7,224	18.1%	5,578	15.5%	29.5%	26.0%	21,956	14.9%	18,392	14.9%	19.4%	13.3%
Depreciation	1,244		1,098		13.3%		5,078		3,850		31.9%
Amortization and other operative non-cash charges	205		546		-62.5%		889		981		-9.4%
Operative cash flow (3)(4)	8,673	21.8%	7,222	20.0%	20.1%	16.1%	27,923	18.9%	23,223	18.8%	20.2%	12.9%

(1)	Except volume and average price per unit case figures.

(2)	Sales volume and average price per unit case exclude beer results

(3)	The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(4)	Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.

(5)	Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

As of October 2012, Grupo Tampico completed a twelve month period since it´s respectively integration, consequently it is included in Mexico under organic basis for financial information purposes (3 months on a YTD basis).

As of December 2012, CIMSA completed a twelve month period since it´s respectively integration, consequently it is included in Mexico under organic basis for financial information purposes (1 month on a YTD basis)

As of May 2012, we integrated Grupo Fomento Queretano in the operations of Mexico.

As a result of the regular quarterly review procedures that we perform together with our external auditors, we identified certain adjustments that have been included in the financial information regarding 2011 figures presented in this press release. As such, this information differs from the financial information presented under International Financial Reporting Standards (“IFRS”) in the document released on March 29, 2012, which contained unaudited information.

February 27, 2013	Page 17

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets	Dec 12		Dec 11
Current Assets
Cash, cash equivalents and marketable securities	Ps.	23,234	Ps.	12,173
Total accounts receivable		9,329		8,632
Inventories		8,103		7,549
Other current assets		5,231		4,370
Total current assets		45,897		32,724
Property, plant and equipment
Property, plant and equipment		71,652		64,805
Accumulated depreciation		(29,135)		(26,703)
Total property, plant and equipment, net		42,517		38,102
Other non-current assets		77,689		70,912
Total Assets	Ps.	166,103	Ps.	141,738

Liabilities and Equity	Dec 12		Dec 11
Current Liabilities
Short-term bank loans and notes	Ps.	5,139	Ps.	5,540
Suppliers		14,221		11,852
Other current liabilities		10,190		8,383
Total Current Liabilities		29,550		25,775
Long-term bank loans		24,775		16,821
Other long-term liabilities		6,950		6,061
Total Liabilities		61,275		48,657
Equity
Non-controlling interest		3,179		3,053
Total controlling interest		101,649		90,028
Total equity		104,828		93,081
Liabilities and Equity	Ps.	166,103	Ps.	141,738

As a result of the regular quarterly review procedures that we perform together with our external auditors, we identified certain adjustments that have been included in the financial information regarding 2011 figures presented in this press release. As such, this information differs from the financial information presented under International Financial Reporting Standards (“IFRS”) in the document released on March 29, 2012, which contained unaudited information.

February 27, 2013	Page 18

Mexico & Central America Division

Expressed in millions of Mexican pesos(1)

	4Q 12	% Rev	4Q 11	% Rev	Reported Δ%	Excluding M&A Effects Δ%(4)	2012	% Rev	2011	% Rev	Reported Δ%	Excluding M&A Effects Δ%(4)
Volume (million unit cases)	476.3		410.3		16.1%	3.6%	1,871.5		1,510.8		23.9%	1.9%
Average price per unit case	35.71		35.04		1.9%	3.6%	35.11		34.06		3.1%	6.1%
Net revenues	17,010		14,377		18.3%		65,705		51,453		27.7%
Other operating revenues	144		101		42.6%		436		209		108.6%
Total revenues	17,154	100.0%	14,478	100.0%	18.5%	7.4%	66,141	100.0%	51,662	100.0%	28.0%	8.3%
Cost of goods sold	8,733	50.9%	7,888	54.5%	10.7%		34,498	52.2%	27,086	52.4%	27.4%
Gross profit	8,421	49.1%	6,590	45.5%	27.8%		31,643	47.8%	24,576	47.6%	28.8%
Operating expenses	5,007	29.2%	4,116	28.4%	21.6%		20,976	31.7%	15,891	30.8%	32.0%
Other operative expenses, net	229	1.3%	76	0.5%	201.3%		244	0.4%	214	0.4%	14.0%
Operating income (2)	3,185	18.6%	2,398	16.6%	32.8%	24.6%	10,423	15.8%	8,471	16.4%	23.0%	9.9%
Depreciation, amortization & other operative non-cash charges	725	4.2%	567	3.9%	27.9%		3,051	4.6%	2,113	4.1%	44.4%
Operative cash flow (2)(3)	3,910	22.8%	2,965	20.5%	31.9%	22.1%	13,474	20.4%	10,584	20.5%	27.3%	11.3%

(1)	Except volume and average price per unit case figures.
(2)	The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(3)	Operative cash flow = Operating Income + Depreciation, amortization & other operative non-cash charges.
(4)	Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.
As of October 2012, Grupo Tampico completed a twelve month period since it´s respectively integration, consequently it is included in Mexico under organic basis for financial information purposes (3 months on a YTD basis).
As of December 2012, CIMSA completed a twelve month period since it´s respectively integration, consequently it is included in Mexico under organic basis for financial information purposes (1 month on a YTD basis)
As of May 2012, we integrated Grupo Fomento Queretano in the operations of Mexico.

South America Division

Expressed in millions of Mexican pesos(1)

	4Q 12	% Rev	4Q 11	% Rev	Δ%	2012	% Rev	2011	% Rev	Δ%
Volume (million unit cases) (2)	333.8		322.0		3.7%	1,174.7		1,137.9		3.2%
Average price per unit case (2)	64.51		63.11		2.2%	66.65		60.21		10.7%
Net revenues	22,602		21,520		5.0%	81,202		71,185		14.1%
Other operating revenues	104		92		13.0%	396		377		5.0%
Total revenues	22,706	100.0%	21,612	100.0%	5.1%	81,598	100.0%	71,562	100.0%	14.0%
Cost of goods sold	12,312	54.2%	11,760	54.4%	4.7%	44,611	54.7%	39,607	55.3%	12.6%
Gross profit	10,394	45.8%	9,852	45.6%	5.5%	36,987	45.3%	31,955	44.7%	15.7%
Operating expenses	6,255	27.5%	6,052	28.0%	3.4%	25,464	31.2%	21,342	29.8%	19.3%
Other operative expenses, net	100	0.4%	620	2.9%	-83.9%	(10)	0.0%	692	1.0%	-101.4%
Operating income (3)	4,039	17.8%	3,180	14.7%	27.0%	11,533	14.1%	9,921	13.9%	16.2%
Depreciation, amortization & other operative non-cash charges	724	3.2%	1,077	5.0%	-32.8%	2,916	3.6%	2,718	3.8%	7.3%
Operative cash flow (3)(4)	4,763	21.0%	4,257	19.7%	11.9%	14,449	17.7%	12,639	17.7%	14.3%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results
(3)	The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(4)	Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.

As a result of the regular quarterly review procedures that we perform together with our external auditors, we identified certain adjustments that have been included in the financial information regarding 2011 figures presented in this press release. As such, this information differs from the financial information presented under International Financial Reporting Standards (“IFRS”) in the document released on March 29, 2012, which contained unaudited information.

February 27, 2013	Page 19

SELECTED INFORMATION

For the three months ended December 31, 2012 and 2011

Expressed in millions of Mexican pesos.

	4Q 12		4Q 11
Capex	4,374.6	Capex	3,523.6
Depreciation	1,244.0	Depreciation	1,098.0
Amortization & Other non-cash charges	205.0	Amortization & Other non-cash charges	546.0

VOLUME

Expressed in million unit cases

	4Q 12					4Q 11
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	320.4	20.1	73.2	22.6	436.3	276.6	16.9	60.3	18.4	372.2
Central America	34.1	2.0	0.1	3.8	40.0	33.0	1.7	0.1	3.3	38.1
Mexico & Central America	354.5	22.1	73.3	26.4	476.3	309.6	18.6	60.4	21.7	410.3
Colombia	52.7	9.4	4.4	4.4	70.9	49.0	4.9	6.6	4.0	64.5
Venezuela	49.8	2.8	0.7	4.0	57.3	49.1	2.3	0.4	2.3	54.1
Brazil	128.6	8.2	0.9	6.4	144.1	126.9	7.1	0.8	6.1	140.9
Argentina	54.3	4.3	0.1	2.8	61.5	56.0	3.6	0.2	2.7	62.5
South America	285.4	24.7	6.1	17.6	333.8	281.0	17.9	8.0	15.1	322.0
Total	639.9	46.8	79.4	44.0	810.1	590.6	36.5	68.4	36.8	732.3

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Volume of Mexico, the Mexico & Central America division, and Consolidated for the fourth quarter 2012 results includes Grupo CIMSA’s and Grupo Fomento Queretano’s results, accounting for 51.1 million unit cases, of which 64.8% is Sparkling Beverages, 4.2% is Water, 26.7% is Bulk Water and 4.3% is Still Beverages.

SELECTED INFORMATION

For the twelve months ended December 31, 2012 and 2011

Expressed in millions of Mexican pesos.

	YTD 12		YTD 11
Capex	10,258.7	Capex	7,861.9
Depreciation	5,078.0	Depreciation	3,850.0
Amortization & Other non-cash charges	889.0	Amortization & Other non-cash charges	981.0

VOLUME

Expressed in million unit cases

	YTD 12					YTD 11
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	1,238.9	85.5	306.7	89.2	1,720.3	1,007.0	67.4	223.1	69.0	1,366.5
Central America	128.3	7.7	0.4	14.8	151.2	123.8	7.2	0.3	13.0	144.3
Mexico y Central America	1,367.2	93.2	307.1	104.0	1,871.5	1,130.8	74.6	223.4	82.0	1,510.8
Colombia	189.0	25.1	25.1	16.6	255.8	187.6	20.8	27.3	16.4	252.1
Venezuela	182.6	9.2	2.4	13.5	207.7	174.1	8.4	1.9	5.4	189.8
Brazil	437.9	29.5	3.2	23.6	494.2	437.5	23.4	2.6	21.8	485.3
Argentina	193.9	13.2	0.6	9.3	217.0	189.2	12.1	0.8	8.6	210.7
South America	1,003.4	77.0	31.3	63.0	1,174.7	988.4	64.7	32.6	52.2	1,137.9
Total	2,370.6	170.2	338.4	167.0	3,046.2	2,119.2	139.3	256.0	134.2	2,648.7

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Volume of Mexico, the Mexico & Central America division, and Consolidated for 2012 results includes Grupo Tampico’s, Grupo CIMSA’s and Grupo Fomento Queretano’s results, accounting for 332.7 million unit cases, of which 62.5% is Sparkling Beverages, 5.1% is Water, 27.9% is Bulk Water and 4.5% is Still Beverages.

February 27, 2013	Page 20

December 2012

Macroeconomic Information

	Inflation (1)
	LTM	4Q 2012	2012

Mexico	3.57%	1.42%	3.57%
Colombia	2.43%	0.12%	2.43%
Venezuela	20.07%	7.70%	20.07%
Brazil	5.84%	1.99%	5.84%
Argentina	10.84%	2.85%	10.84%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	4Q 12	4Q 11	Δ%	2012	2011	Δ%

Mexico	12.9479	13.6180	-4.9%	13.1677	12.4256	6.0%
Guatemala	7.8794	7.8236	0.7%	7.8341	7.7898	0.6%
Nicaragua	23.9797	22.8375	5.0%	23.5467	22.4243	5.0%
Costa Rica	504.5833	515.0143	-2.0%	508.3752	511.0512	-0.5%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,806.8509	1,920.8899	-5.9%	1,798.1253	1,847.5181	-2.7%
Venezuela	4.3000	4.3000	0.0%	4.3000	4.3000	0.0%
Brazil	2.0585	1.8000	14.4%	1.9546	1.6750	16.7%
Argentina	4.8025	4.2570	12.8%	4.5508	4.1297	10.2%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)			Exchange Rate (local currency per USD)
	Dec 12	Dec 11	Δ%	Sep 12	Sep 11	Δ%

Mexico	13.0101	13.9787	-6.9%	12.8521	13.4217	-4.2%
Guatemala	7.9023	7.8108	1.2%	7.9572	7.8686	1.1%
Nicaragua	24.1255	22.9767	5.0%	23.8314	22.6958	5.0%
Costa Rica	514.3200	518.3300	-0.8%	503.3100	519.8700	-3.2%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,768.2300	1,942.7000	-9.0%	1,800.5200	1,915.1000	-6.0%
Venezuela	4.3000	4.3000	0.0%	4.3000	4.3000	0.0%
Brazil	2.0435	1.8758	8.9%	2.0306	1.8544	9.5%
Argentina	4.9180	4.3040	14.3%	4.6970	4.2050	11.7%

February 27, 2013	Page 21